                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368483103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 2 of 21 pages
-----------------------------------               ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE FOCUS FUND II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 3 of 21 pages
-----------------------------------               ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 4 of 21 pages
-----------------------------------               ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 5 of 21 pages
-----------------------------------               ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                CIC EQUITY PARTNERS, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 6 of 21 pages
-----------------------------------               ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      PAUL DEROBBIO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 7 of 21 pages
-----------------------------------               ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    HAROLD C. SIMMONS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 8 of 21 pages
-----------------------------------               ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               JOHN (PETE) A. BRICKER, JR.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 9 of 21 pages
-----------------------------------               ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           THE GEHL SHAREHOLDER VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 10 of 21 pages
-----------------------------------               ------------------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended to add the following:

                 As a result of the Sale  Transaction  (defined  in Item 6), the persons  named in this Schedule 13D do not own any Shares of Common Stock of the
Issuer,  except for one Share  owned by  Newcastle  Partners.  Accordingly,  all persons named in this Schedule 13D are no longer Reporting Persons.

   Item 3 is hereby amended and restated as follows:

                 Newcastle Partners,  Newcastle Focus and CIC sold privately all of their Shares of Common Stock of the Issuer pursuant to the Sale  Transaction, except for one Share retained by Newcastle  Partners.  As a result,  all persons named in this  Schedule 13D do not own any Shares of Common Stock of the Issuer,
except for one Share owned by Newcastle Partners.

   Items 5(a)-(b) are hereby amended and restated as follows:

                 (a)-(b) As a result of the Sale Transaction,  the persons named in this Schedule 13D do not own any Shares of Common Stock of the Issuer, except for one Share owned by Newcastle Partners.

   Item 5(c) is hereby amended to add the following:

                 (c) The persons  named in this Schedule 13D have not engaged in any  transactions  involving  the  Shares  since the filing of  Amendment  No. 5 through December 6, 2001 other than the Sale Transaction.

   Item 5(e) is hereby amended and restated as follows:

                 (e) The persons  named in this  Schedule  13D ceased to be five percent  (5%)  beneficial  owners of the Shares of Common Stock of the Issuer on
December 6, 2001.

   Item 6 is hereby amended to add the following:

                 Pursuant to a Stock Purchase  Agreement dated December 6, 2001,
Newcastle  Partners,  Newcastle Focus and CIC sold privately all of their Shares of Common Stock of the Issuer to an  unaffiliated  third party at a price of $20 per Share (the "Sale  Transaction"),  except for one Share retained by Newcastle
Partners.  A copy of the  Stock  Purchase  Agreement  is  attached  hereto as an exhibit and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Stock Purchase Agreement.

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 11 of 21 pages
-----------------------------------               ------------------------------

   Item 7 is hereby amended to add the following exhibit:

          10.    Stock Purchase Agreement by and among Newcastle Partners, L.P.,
                 Newcastle  Focus Fund II, L.P., CIC Equity  Partners,  Ltd. and
                 Neuson AG dated December 6, 2001.

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 12 of 21 pages
-----------------------------------               ------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2001                 NEWCASTLE FOCUS FUND II, L.P.

                                            By: NEWCASTLE CAPITAL
                                                MANAGEMENT, L.P.

                                            By: NEWCASTLE CAPITAL GROUP,
                                                L.L.C.,
                                                its General Partner

                                            By: /s/ Mark E. Schwarz
                                                --------------------------
                                                Name: Mark E. Schwarz
                                                Title: Managing Member

                                        NEWCASTLE PARTNERS, L.P.

                                            By:  /s/ Mark E. Schwarz
                                                 -------------------------
                                                 Name: Mark E. Schwarz
                                                 Title: General Partner

                                        /s/ Mark E. Schwarz
                                        -----------------------------------
                                        MARK E. SCHWARZ

                                        CIC EQUITY PARTNERS, LTD.

                                            By: SLP Consultants, Inc.,
                                                its General Partner

                                            By: /s/ Paul DeRobbio
                                                -------------------------
                                                Name: Paul DeRobbio
                                                Title: President

                                        /s/ Paul DeRobbio
                                        ---------------------------------
                                        PAUL DEROBBIO

                                        /s/ Harold C. Simmons
                                        -----------------------------------
                                        HAROLD C. SIMMONS

                                        /s/ John A. Bricker, Jr.
                                        -----------------------------------
                                        JOHN A. BRICKER, JR.

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 13 of 21 pages
-----------------------------------               ------------------------------

                                  EXHIBIT INDEX

Exhibit                                                                Page
-------                                                                ----
1.   Joint Filing Agreement by and among
     Newcastle Partners, L.P., Newcastle
     Focus Fund II, L.P., CIC Equity
     Partners, Ltd., Mark E. Schwarz, Paul
     DeRobbio and Harold C. Simmons dated
     November 7, 2000 (previously filed).

2.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 22, 2000 (previously
     filed).

3.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 28, 2000 (previously
     filed).

4.   Amendment No. 1 to Joint Filing
     Agreement by and among Newcastle
     Partners, L.P., Newcastle Focus Fund
     II, L.P., CIC Equity Partners, Ltd.,
     Mark E. Schwarz, Paul DeRobbio, Harold
     C. Simmons and John A. Bricker, Jr.
     dated February 6, 2001 (previously
     filed).

5.   Director Nomination Letter from
     Newcastle Partners, L.P. to Issuer
     dated February 6, 2001 (previously
     filed).

6.   Agreement by and among Newcastle
     Partners, L.P., Newcastle Focus Fund
     II, L.P., CIC Equity Partners, Ltd.,
     Mark E. Schwarz, Paul DeRobbio, Harold
     C. Simmons and John A. Bricker, Jr.,
     dated March 13, 2001 (previously
     filed).

7.   Preliminary Proxy Statement dated
     March 14, 2001 (previously filed).

8.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. dated May
     4, 2001 (previously filed).

9.   Letter from Harold C. Simmons to CIC
     Equity Partners, Ltd. and Newcastle
     Partners, L.P. dated May 4, 2001
     (previously filed).

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 14 of 21 pages
-----------------------------------               ------------------------------

10.   Stock Purchase Agreement by and among                         15 to 21
      Newcastle Partners, L.P., Newcastle
      Focus Fund II, L.P., CIC Equity
      Partners, Ltd. and Neuson AG dated
      December 6, 2001.

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 15 of 21 pages
-----------------------------------               ------------------------------

                            STOCK PURCHASE AGREEMENT
                            ------------------------

            STOCK  PURCHASE  AGREEMENT,  made and  entered  into this 6th day of
December, 2001 (the "Agreement"),  by and among the entities named on Schedule A hereto (individually,  a "Seller" and, collectively,  the "Sellers"), and Neuson
AG (the "Purchaser").

                                   WITNESSETH:
                                   ----------

            WHEREAS,  the Sellers are the  beneficial  owners of an aggregate of
378,399 shares of the common stock, $.10 par value per share (the "Shares"),  of
Gehl Company (the "Company"),

            WHEREAS, the Sellers desire to sell privately to the Purchaser,  and the Purchaser desires to purchase privately from the Sellers, all upon the terms and subject to the conditions set forth in this Agreement, the Shares,

            WHEREAS,  the Purchaser is purchasing the Shares  privately from the
Sellers for its own account as principal  for  investment  purposes only and not with a view to, or for, resale or distribution thereof, and

            WHEREAS,  the State of Wisconsin has an  anti-greenmail  statute and the Purchaser hereby acknowledges that it is not in discussions with the Company regarding  any  agreement,  understanding  or  arrangement  for the  Company  to purchase any or all of the Shares from the Purchaser  and the  Purchaser  hereby represents  and confirms that the purchase by the Purchaser of the Shares is not in any way an attempt by the Purchaser to pay "Greenmail" to the Sellers.

            NOW,  THEREFORE,  in consideration of the premises and of the mutual covenants and  agreements of the parties herein  contained,  each of the Sellers and the Purchaser hereby agree as follows:

            1.     Sale and Purchase of Shares.
                   ---------------------------

                   (a) Each Seller  hereby  privately  sells,  and the Purchaser hereby  privately  purchases  from each  Seller,  the number of Shares set forth opposite each Seller's name on Schedule A hereto.

                   (b) The  purchase  price for the  Shares is $20.00 per Share, payable  by wire  transfer  of  immediately  available  funds (to bank  accounts designated by each Seller on Schedule A hereto)  concurrently with the execution of this Agreement.

                   (c) Concurrently  with the execution of this Agreement,  each
Seller  shall  deliver  to the  Purchaser  (or  the  Purchaser's  agent)  (i) an irrevocable  letter of  instruction  addressed to such Seller's  brokerage  firm instructing  such  brokerage  firm to deliver the Shares held in street name and purchased from such Seller pursuant hereto through the Depository  Trust Company by "DWAC" delivery to XXXXXXXXXXXXXXXXX  and (ii) with respect to Shares held of record and beneficially,  a certificate or certificates representing such Shares duly  endorsed  for transfer or  accompanied  by  appropriate  stock powers duly executed.

-----------------------------------               ------------------------------
CUSIP No. 368483103                      13D           Page 16 of 21 pages
-----------------------------------               ------------------------------

                   (d) This  transaction  shall  close  simultaneously  with the execution of this  Agreement by all the parties  hereto at the offices of Olshan
Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York
10022, or at such other place as the Sellers and the Purchaser shall agree.

            2.     Representations  and  Warranties of the Sellers.  Each Seller
hereby represents and warrants to the Purchaser  severally,  for itself only, as follows:

                   2.1  Ownership of Shares.  The Shares set forth  opposite the
Seller's  name on  Schedule A hereto are solely  owned by such  Seller,  validly issued,  fully  paid and  non-assessable  and are free and  clear of any and all liens, encumbrances,  claims, charges and assessments and subject to no options, agreements, or restrictions with respect to transferability.

                   2.2 Authorization.  The Seller has all requisite power, legal capacity and  authority to enter into this  Agreement  and to assume and perform its  obligations  hereunder.  This Agreement when duly executed and delivered by the Seller will constitute a legal,  valid and binding obligation of the Seller, enforceable  against  the Seller in  accordance  with its  terms,  except as the enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

                   2.3 Available Information. The Seller acknowledges that it is familiar with the business,  financial  condition and affairs of the Company and is therefore  able to determine fair value for the sale of the Shares and is not relying on any information provided by the Purchaser.

            3.     Representations   and  Warranties  of  the   Purchaser.   The
Purchaser represents and warrants to each of the Sellers as follows:

                   3.1  Authorization.  The Purchaser  has all requisite  power, legal  capacity  and  authority to enter into this  Agreement  and to assume and perform  its  obligations  hereunder.  This  Agreement  when duly  executed  and delivered by the Purchaser will constitute a legal, valid and binding obligation of the  Purchaser,  enforceable  against the  Purchaser in  accordance  with its terms,  except  as the  enforceability  thereof  may be  limited  by  applicable
bankruptcy,  insolvency,  reorganization,   moratorium  or  other  similar  laws
affecting  creditors'  rights  generally  or by  the  principles  governing  the availability of equitable remedies.

                   3.2  Investment.  The  Purchaser is acquiring  the Shares for
Purchaser's own account as principal,  not as a nominee or agent, for investment purposes  only,  and  not  with a view  to,  or  for,  resale,  distribution  or fractionalization  thereof in whole or in part and no other person or entity has a direct or indirect  beneficial  interest in the Shares. The Purchaser does not have any  contract,  undertaking,  agreement or  arrangement  with any person or entity to sell, transfer or grant  participations to such person or entity or to any third person or entity with respect to any of the Shares including,  but not limited to, the Company.

                   3.3 Available Information. The Purchaser acknowledges that it is familiar  with the business,  financial  condition and affairs of the Company and is therefore able to evaluate the

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CUSIP No. 368483103                      13D           Page 17 of 21 pages
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merits  and  risks  of a  purchase  of the  Shares  and is  not  relying  on any information provided by the Sellers.

            4.     Indemnification.
                   ---------------

                   4.1  Indemnification  by  the  Sellers.  The  Sellers  shall, severally and not jointly,  indemnify  and hold harmless the Purchaser  from and against  any and all  losses,  liabilities,  damages,  demands,  claims,  suits, actions,  judgments  or  causes  of  action,  assessments,  costs  and  expenses including, without limitation,  interest, penalties, reasonable attorneys' fees, any  and  all  reasonable  expenses  incurred  in  investigating,  preparing  or defending  against  any  litigation,  commenced  or  threatened,  or  any  claim whatsoever,  and  any  and  all  amounts  paid in  settlement  of any  claim  or litigation (collectively,  "Damages"),  asserted against,  resulting to, imposed upon, or incurred or suffered by the  Purchaser,  directly or  indirectly,  as a result  of  or  arising  from  any  inaccuracy  in  or  breach  of  any  of  the representations, warranties or agreements made in this Agreement of the Sellers, or the  non-performance  of any  covenant or  obligation  to be performed by the
Sellers  under  this  Agreement   (individually  an  "Indemnifiable  Claim"  and
collectively "Indemnifiable Claims" when used in the context of the Purchaser as the Indemnified Party (as defined below)).

                   4.2  Indemnification  by the Purchaser.  The Purchaser  shall indemnify  and hold each  Seller  harmless  from and against any and all Damages asserted  against,  resulting to,  imposed upon, or incurred or suffered by such
Seller, directly or indirectly, as a result of or arising from any inaccuracy in or breach of any of the  representations,  warranties or agreements made in this
Agreement of the Purchaser or the  non-performance of any covenant or obligation to  be  performed  by  the  Purchaser  under  this  Agreement  (individually  an
"Indemnifiable Claim" and collectively  "Indemnifiable  Claims" when used in the context of any Seller as the Indemnified Party).

                   4.3  Indemnification  of Affiliates.  Without  duplication of
Damages,  the Purchaser and the Sellers,  as the case may be, shall be deemed to have suffered  Damages arising out of or resulting from the matters  referred to in  subsection  4.1 or 4.2 above if the same shall be  suffered  by any  parent, subsidiary  or  Affiliate  of the  Purchaser  or  Sellers,  as the  case may be.
"Affiliate"  means,  with  respect  to any  entity,  a  second  entity  that  is controlled by,  controls or is under common control with,  such first entity and shall include the officers and  directors of such first entity.  For purposes of the foregoing,  "control" of any entity means the power to direct the management and policies of such entity,  whether by the  ownership of voting  securities or other beneficial interest, by contract or otherwise.

                   4.4 Procedure for Indemnification with Respect to Third Party
Claims. The party seeking  indemnification  (the "Indemnified Party") shall give the party from whom indemnification is sought (the "Indemnifying  Party") prompt written notice of any third party claim, demand, assessment,  suit or proceeding to which the  indemnity  set forth in this Section 4 applies  which notice shall describe  said  claim  in  reasonable  detail  (the  "Indemnification  Notice").
Notwithstanding  the  foregoing,  the  Indemnified  Party  shall  not  have  any obligation  to give any notice of any  assertion  of  liability by a third party unless such assertion is in writing,  and the rights of the Indemnified Party to be  indemnified  hereunder  in respect  of any third  party  claim  shall not be adversely  affected  by its failure to give  notice  pursuant  to the  foregoing unless and, if so, only to the extent that, the Indemnifying Party is materially prejudiced  procedurally  or prejudiced in any way  substantially  thereby.  The
Indemnifying  Party shall have the right to control the defense or settlement of any such  action  subject to the  provisions  set forth  below in the event such claim solely involves an action for

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CUSIP No. 368483103                      13D           Page 18 of 21 pages
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monetary  damages and could not reasonably be expected to affect the Indemnified
Party's business going forward,  but the Indemnified Party may, at its election, participate  in the  defense  of any action or  proceeding  at its sole cost and expense.  Notwithstanding the foregoing,  if there exists a conflict of interest in the reasonable  judgment of counsel for the Indemnified Party that would make it inappropriate  for the same counsel to represent both the Indemnified  Party, on the one hand, and the  Indemnifying  Party,  on the other hand, in connection with any  Indemnifiable  Claim,  then the Indemnified Party shall be entitled to retain its own counsel  (which shall be a single  counsel and any required local counsel)  as is  reasonably  satisfactory  to  the  Indemnifying  Party  at  the
Indemnifying  Party's  expense,  but such counsel shall be employed only to deal with matters directly affected by and involving the conflict of interest. In the event that such Indemnified Party shall seek indemnification as provided herein, such Indemnified  Party shall make available to the  Indemnifying  Party, at its expense,  all witnesses,  pertinent  records,  materials and  information in the
Indemnified Party's possession or under the Indemnified Party's control relating thereto  as is  reasonably  required  by  the  Indemnifying  Party.  Should  the
Indemnifying  Party  fail to defend any such  Indemnifiable  Claim  (except  for failure resulting from the Indemnified  Party's failure to timely give notice of such Indemnifiable Claim or failure to make the pertinent records, materials and information  in the  Indemnified  Party's  possession  or under the  Indemnified
Party's control  available to the  Indemnifying  Party,  as reasonably  required thereby),  then,  in addition to any other  remedy,  the  Indemnified  Party may settle or defend such action or proceeding  through  counsel of its own choosing and may  recover  from the  Indemnifying  Party the  amount of such  settlement, demand,  or any judgment or decree and all of its costs and expenses,  including reasonable  fees and  disbursements  of  counsel.  Except  as  permitted  in the preceding  sentence,  the  Indemnifying  Party  shall  not  be  liable  for  any settlement  effected  without its written  consent,  which  consent shall not be unreasonably  withheld;  provided,  however,  if such  approval is  unreasonably withheld, the liability of the Indemnifying Party shall be limited to the amount of the  proposed  compromise  or  settlement  and the amount of the  Indemnified
Party's  reasonable  counsel fees incurred in defending such claim, as permitted by the preceding  sentence,  at the time such consent is unreasonably  withheld.
Notwithstanding  the preceding  sentence,  the right of the Indemnified Party to compromise  or  settle  any  claim  without  the prior  written  consent  of the
Indemnifying  Party  shall  only  be  available  if a  complete  release  of the
Indemnifying  Party is  contemplated  to be part of the proposed  compromise  or settlement of such third party claim.

            5.     General Provisions.
                   ------------------

                   5.1 Entire  Agreement;  Amendment and Waiver.  This Agreement
constitutes the entire agreement  between the parties hereto with respect to the subject  matter  contained  herein  and  supersedes  all prior  oral or  written agreements,  if any,  between the parties  hereto with  respect to such  subject matter and, except as otherwise  expressly  provided herein,  is not intended to confer upon any other person any rights or remedies  hereunder.  Any  amendments hereto or  modifications  hereof must be made in writing and executed by each of the parties  hereto.  Any failure by the Sellers or the Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights.

                   5.2  Notices.  All  notices,   requests,  demands  and  other
communications  given or made hereunder  shall be in writing and shall be deemed to have been duly given when delivered personally or by facsimile  transmission, in either  case  with  receipt  acknowledged,  or one day  after  being  sent by overnight  courier to the  Sellers at their  respective  addresses  set forth on
Schedule A hereto or the  Purchaser  at its address  set forth on the  signature page of this  Agreement,  and, in each case,  to such other address as any party shall have given to the other party by similar notice.

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CUSIP No. 368483103                      13D           Page 19 of 21 pages
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                   5.3 GOVERNING LAW;  CONSENT TO  JURISDICTION.  THIS AGREEMENT
SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE  WITH, THE LAW OF THE STATE OF
NEW YORK. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE PERSONAL
AND SUBJECT  MATTER  JURISDICTION  OF THE UNITED STATES  DISTRICT  COURT FOR THE
SOUTHERN  DISTRICT  OF NEW YORK AND THE  SUPREME  COURT OF THE STATE OF NEW YORK
LOCATED IN THE BOROUGH OF MANHATTAN OVER ANY SUIT, ACTION OR PROCEEDING  ARISING
OUT OF OR RELATING TO THIS AGREEMENT.  EACH PARTY HEREBY  IRREVOCABLY  WAIVES TO
THE FULLEST  EXTENT  PERMITTED BY LAW,  (A) THE RIGHT TO TRIAL BY JURY;  (B) ANY
OBJECTION  THAT THEY MAY NOW OR  HEREAFTER  HAVE TO THE VENUE OF ANY SUCH  SUIT,
ACTION OR PROCEEDING  BROUGHT IN ANY SUCH COURT; AND (C) ANY CLAIM THAT ANY SUCH
SUIT,  ACTION OR PROCEEDING  HAS BEEN BROUGHT IN AN  INCONVENIENT  FORUM.  FINAL
JUDGEMENT IN ANY SUIT,  ACTION OR PROCEEDING  BROUGHT IN ANY SUCH COURT SHALL BE
CONCLUSIVE AND BINDING UPON EACH PARTY DULY SERVED WITH PROCESS  THEREIN AND MAY
BE ENFORCED IN THE COURTS OF THE  JURISDICTION  OF WHICH  EITHER PARTY OR ANY OF
THEIR PROPERTY IS SUBJECT, BY A SUIT UPON SUCH JUDGEMENT.

                   5.4  Binding  Effect;  Assignment.  This  Agreement  and  the
various rights and obligations  arising  hereunder shall inure to the benefit of and be  binding  upon  the  Sellers  and  the  Purchaser  and  their  respective successors and assigns.  Neither this Agreement nor any of the rights, interests or obligations  hereunder  shall be transferred or assigned (by operation of law or otherwise) by any of the parties hereto without the prior written  consent of the  other  parties  hereto,  provided  that  nothing  herein  shall  limit  the
Purchaser's  ability to transfer the Shares without consent  following the close of the transaction  hereunder.  Any transfer or assignment of any of the rights, interests  or  obligations  hereunder  in violation of the terms hereof shall be void and of no force or effect.

                   5.5  Severability.  If any  term or other  provision  of this
Agreement is invalid,  illegal or  incapable of being  enforced by virtue of any rule of law, or public  policy,  all other  conditions  and  provisions  of this
Agreement  shall  nevertheless  remain in full  force and  effect so long as the economic  or legal  substance  of the  transactions  contemplated  hereby is not affected in any manner adverse to any party.  Upon such  determination  that any term or other provision is invalid,  illegal or incapable of being enforced, the parties  hereto shall  negotiate in good faith to modify this Agreement so as to effect  the  original  intent  of the  parties  as  closely  as  possible  in an acceptable  manner  to the end that the  transactions  contemplated  hereby  are fulfilled to the maximum extent possible.

                   5.6  Survival  of   Representations   and   Warranties.   All
representations  and  warranties  made by the  parties to this  Agreement  shall survive the execution and delivery of this Agreement.

                   5.7  Counterparts.  This  Agreement may be executed in one or more counterparts,  each of which shall be deemed an original,  but all of which taken together shall constitute one and the same instrument.

               (Remainder of this page intentionally left blank.)

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CUSIP No. 368483103                      13D           Page 20 of 21 pages
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            IN WITNESS  WHEREOF,  the parties  have caused this  Agreement to be executed as of the day and year first above written.

                                        SELLERS:

                                        NEWCASTLE PARTNERS, L.P.

                                        By:  /s/ Mark E. Schwarz
                                             ------------------------------
                                        Name:  Mark E. Schwarz
                                        Title: General Partner

                                        NEWCASTLE FOCUS FUND II, L.P.

                                        By: Newcastle Capital Management, L.P.

                                        By: Newcastle Capital Group, L.L.C.,
                                            Its General Partner

                                        By: /s/ Mark E. Schwarz
                                            -------------------------------
                                        Name:  Mark E. Schwarz
                                        Title: General Partner

                                        CIC EQUITY PARTNERS, LTD.

                                        By: SLP Consultants, Inc.,
                                            Its General Partner

                                        By: /s/ Paul DeRobbio
                                            ---------------------------------
                                        Name:  Paul DeRobbio
                                        Title: President

                                        PURCHASER:

                                        NEUSON AG

                                        By: /s/ Kurt Helletzgruber
                                            -------------------------------
                                        Name:  Kurt Helletzgruber
                                        Title: Managing Director
                                        Address of Purchaser:
                                                 A-4060 Linz-Leonding
                                                 Austria, Haidfeldstrasse 37

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CUSIP No. 368483103                      13D           Page 21 of 21 pages
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                                   Schedule A
                                   ----------

                                               Number of Shares
  Name and Address of Seller                   of Common Stock         Purchase Price
  --------------------------                   ---------------         --------------

Newcastle Partners, L.P.
200 Crescent Court
Suite 670
Dallas, Texas 75201                                126,599                $2,531,980

Newcastle Focus Fund II, L.P.
200 Crescent Court
Suite 670
Dallas, Texas 75201                                154,000                $3,080,000

CIC Equity Partners, Ltd.
Three Lincoln Centre
5430 LBJ Freeway
Suite 1700
Dallas, Texas 75240                                 97,800                $1,956,000
                                                   -------                ----------
                        TOTAL                      378,399                $7,567,980